FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 21, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces New Appointments In Top Management

September 21, 2018

Moscow, Russian Federation — MTS PJSC (the “Company” — NYSE: MBT, MOEX: MTSS), the leading telecommunications operator and digital service provider in Russia, announces that the Board of Directors of MTS has approved the following changes to senior management positions:

•                  Valery Shorzhin has been appointed Vice President, Digital Business Solutions;

•                  Alexey Goryachkin will take over the position of Vice President, Procurement and Administration;

•                  Position of Vice President, Financial Technologies has been terminated due to the fact that Maxim Yanpolsky has been appointed Managing Partner at AFK Sistema;

•                  Alexander Gorbunov, Vice President, Strategy and Development will now be also responsible for the segment of Financial Technologies.

Alexey Kornya, President and Chief Executive Officer, MTS, commented, “Given the increasing importance of digital product development and implementation for MTS, we have decided to concentrate our digital innovation efforts in a separate management unit overseen by a dedicated Vice President. Under the leadership of Valery Shorzhin, our Procurement unit played an essential role in the technological upgrade of MTS’s equipment infrastructure. His expertise as a high quality IT specialist, along with his thorough understanding of the industry and his strategic vision, will help MTS to continue making further technological leaps in our business development.

I also welcome Alexey Goryachkin, the former Director for Procurement, whose professionalism and rich background as an engineer, together with his experience of being one of the leaders of our technical block, will further contribute to our technological improvement.”

Biography

Valery Shorzhin

Valery Shorzhin joined MTS in 2008 as Director of IT. From 2010 to 2014 he served as Director of Procurement Management. In 2014 Valery Shorzhin was appointed Vice President for Procurement and Administration, MTS.

Between 2006 and 2008 he worked as Director of IT and CTO at the Ukrainian telecommunications carrier Farlep-Invest (Ukraine). From 1996 he held various positions at Sovintel including Communications Engineer, Head of Analysis and Traffic Control Team, Director of the Network Control and Development Department, and Director of IT in 2000-2006. Between 1993 and 1996 Valery Shorzhin worked at the Directorate for Automation of Banking Technologies at JSCB Tveruniversalbank and from 1986 he worked at the Research Institute of Radio Physics.

Born in 1963, he graduated with honors from Bauman Moscow State Technical University in 1986.

Alexey Goryachkin

Alexey Goryachkin joined MTS in 2010 as Director for Converged and Transport Networks. In 2018 he has served as Director for Procurement.

From 1994 to 2010 Alexey Goryachkin worked at Sovintel where he held various positions from an engineer to a Deputy General Director.

Born in 1969, he graduated from the Russian Technological University in 1994.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: September 21, 2018